Exhibit 99.1

Westport Strengthens Board of Directors with Appointment of Nancy Gougarty and Expands Industry Knowledge Base with Formation of Advisory Board

VANCOUVER, Feb. 11, 2013 /CNW/ - Westport Innovations Inc. (TSX:WPT) (NASDAQ:WPRT), the global leader in natural gas engines, today announced that Ms. Nancy Gougarty has been appointed to the company's Board of Directors, effective February 8, 2013. The appointment of Ms. Gougarty increases the number of directors from nine to 10. To increase Westport's depth and breadth of industry experience, outside of the Board of Directors' core scope of responsibilities, an Advisory Board has been created. Initial members of the Advisory Board are Joseph Caron, former Canadian Ambassador to the People's Republic of China and Foreign and Defence Policy Secretariat of the Privy Council Office for the Canadian Government and Brenda Eprile, Managing Director at Sanford Eprile & Company and former Senior Partner at PricewaterhouseCoopers.

"Westport currently operates on five continents and 10 countries of the world," said John Beaulieu, Chairman of Westport Innovations. "Managing a global endeavor of such size and complexity requires substantial knowledge of markets, geopolitical realities, local customs including legal guidelines and restrictions. Ms. Gougarty, Mr. Caron and Ms. Eprile come with a wealth of experience and expertise to guide Westport to become a strong, global company with industry- leading performance."

Ms. Gougarty served as the vice president for TRW Automotive Corporation operations in the Asia-Pacific region from January 2008 until her recent departure from TRW in 2012.  Joining TRW in 2005, her previous positions included vice president of product planning, business planning and business development, and vice president of braking, electronics and modules for Asia Pacific.  Based at the Asia-Pacific headquarters in Shanghai, China, Ms. Gougarty oversaw the operations of more than 30 plants in the region.  She directed the development and implementation of strategic and operational plans and worked to enhance strategic relationships with customers and joint venture partners in the region.  Ms. Gougarty's distinguished career began in 1978 when she started with General Motors' Packard Electric Division, first as an industrial engineer; she later took on various roles in application engineering, finance, operations, and sales and engineering with increasing responsibility.  In 1997, she was named Managing Director for General Motors' joint venture in Shanghai, followed by a series of appointments accountable for strategic growth in Asian countries.  After the successful post as the Director for Delphi Packard, Asia Pacific, Ms. Gougarty spent three years leading Delphi's largest account as Global Account Director General Motors, until becoming the vice president for Delphi Automotive Systems, Japan and Korea.  Ms. Gougarty is a certified Six Sigma Green Belt.  She holds an EMBA degree from Case Western Reserve University and a bachelor's degree of science in industrial management from University of Cincinnati.  A community service advocate, Ms. Gougarty serves as Advisor to the President of Marietta College, Ohio.

The inaugural members of Westport's Advisory Board are:

Joseph Caron
Mr. Caron began his international relations career in 1972 as a member of the Trade Commissioner Service. His knowledge of the Japanese language led to assignments in Japan for over 17 years in government and business, including the Canadian Embassy as Minister Plenipotentiary and Head of Chancery. He also subsequently held several positions related to Asian and international economic affairs for the Canadian Government, including serving the Foreign and Defence Policy Secretariat of the Privy Council Office. From 2001 to 2005, he served as Canadian Ambassador to the People's Republic of China with concurrent accreditation in the Democratic People's Republic of Korea (North Korea) and Mongolia. In 2005, he was named Canadian Ambassador to Japan and, in 2008, he served as High Commissioner to the Republic of India. Mr. Caron has been awarded an Honorary Doctorate from Meiji Gakuin University in Tokyo and has also been named a Distinguished Fellow of the Asia Pacific Foundation of Canada as well as an Honorary Research Associate at the Institute of Asian Research of the University of British Columbia. Mr. Caron is currently Strategic Advisor, Asia Pacific at Heenan Blaikie LLP and Board member of Manulife Financial Corporation and Vancouver International Airport. Mr. Caron obtained a Bachelor of Arts degree with Honours from the University of Ottawa in 1970.

Brenda Eprile
Ms. Eprile has been the Managing Director at Sanford Eprile & Company since 2012, a boutique consulting firm serving a wide variety of clients on a range of regulatory compliance issues. From 2000 to 2012, Ms. Eprile was a Senior Partner at PricewaterhouseCoopers and led the Risk Advisory Services practice. From 1998 to 2000, Ms. Eprile was a Partner at Deloitte and created a regulatory advisory practice for the Canadian member firm of Deloitte focusing on public companies and financial services firms. From 1985 to 1997, Ms. Eprile had a distinguished career as a securities regulator in Canada, having held the positions of both Executive Director and Chief Accountant at the Ontario Securities Commission. From 1982 to 1985, Ms. Eprile was an audit staff member at Coopers and Lybrand serving a variety of industry sectors including financial services, consumer electronics, and heavy industry. Ms. Eprile is a Chartered Accountant and has an Honours Bachelor of Music from the University of Toronto, as well as a Master of Business Administration from Schulich School of Business, York University. She is the Chair of the Board of Canada's National Ballet School.

About Westport Innovations Inc.
Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and renewable natural gas (RNG) fuels such as landfill gas and help reduce greenhouse gas emissions (GHG). Westport technology offers advanced LNG fueling systems with direct injection natural gas engine technology for heavy-duty vehicles such as highway trucks and off-road applications such as mining and rail.  Westport's joint venture with Cummins Inc., Cummins Westport Inc. designs, engineers and markets spark-ignited natural gas engines for North American transportation applications such as trucks and buses. Westport is also one of the global leaders for natural gas and liquefied petroleum gas (LPG) fuel in passenger cars, light-duty trucks and industrial applications such as forklifts. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportDotCom.

SOURCE: Westport Innovations Inc.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

Media Inquiries:
Nicole Adams
Director, Communications
Westport Innovations Inc.
Phone: 604-718-2011
Email: media@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 11-FEB-13